Merrill Lynch Strategic Dividend Fund
800 Scudders Mill Road
Plainsboro, New Jersey 08536

November 28, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Merrill Lynch Strategic Dividend Fund (the "Fund")
         File Nos. 033-14517 and 811-05178

         Withdrawal of Post-Effective Amendment No. 15
         Filed:                       September 29, 2000
         Accession Number:0000950136-00-001331

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Fund hereby requests withdrawal of Post-Effective Amendment No. 15 to its Registration Statement under the 1933 Act that was filed on September 29, 2000 (the "Amendment").

     The Amendment was filed pursuant to Rule 485(a) under the 1933 Act with the intention that the Amendment would become effective on or before November 28, 2000. The Amendment included disclosures reflecting changes in the Fund's policies and operations, that were expected to be approved by shareholders prior to the date of effectiveness. However, Fund shareholders have not yet approved these changes, and, accordingly, the disclosure in the Amendment would not be accurate as of its proposed effective date.

     The Fund intends to file a new Post-Effective Amendment, pursuant to Rule 485(b), on or before November 28, 2000 in order to update its performance and financial information and make other non-material changes to the Fund's registration statement on Form N-1A.

     Please contact Daniel R. Milstein of Swidler Berlin Shereff Friedman, LLP at 212-891-9285 with any questions you may have concerning this matter.

                                                                                                               Very truly yours,
                                                                                                               /s/ Donald C. Burke
                                                                                                               Donald C. Burke
                                                                                                               Vice President and Treasurer